SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

First Mid-Illinois Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $4.00 per share

(Title of Class of Securities)

320866 106

(CUSIP Number)

Elizabeth L. Celio

c/o SKL Investment Group, LLC

121 S. 17th Street

Mattoon, Illinois 61938

(217) 235-4410

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 320866 106	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
Elizabeth L. Celio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 689,476 Shares
	8	SHARED VOTING POWER 160,235 Shares
	9	SOLE DISPOSITIVE POWER 689,476 Shares
	10	SHARED DISPOSITIVE POWER 160,235 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 849,711 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN OO

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $4.00 per share (the “Common Stock”), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 1421 Charleston Avenue, Mattoon, Illinois 61938.

Item 2.	Identity and Background.
a)	This statement is being filed by Elizabeth L. Celio individually and as more particularly described in Item 5 below.
b)	Ms. Celio’s business address is as follows: SKL Investment Group, LLC, 121 South 17th Street, Mattoon, Illinois 61938.
c)	Ms. Celio’s principal occupation is an investor.
d)	During the last five years, Ms. Celio has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.
e)	During the last five years, Ms. Celio has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f)	Ms. Celio is a citizen of the United States of America.

Item 3.	Source of Amount of Funds or Other Considerations.

Since Ms. Celio’s most recently filed amendment to this statement on August 5, 2014, shares of Common Stock for which Ms. Celio is reporting beneficial ownership herein have been acquired in the following manner: (i) 92,506 shares have been acquired upon the conversion of 400 shares of Series B 9% Non-Cumulative Perpetual Convertible Preferred Stock (“Series B Preferred Stock”) of the Company held individually; and (ii) 23,126 shares have been acquired upon the conversion of 100 shares of Series B Preferred Stock of the Company held by Ms. Celio in her capacity as one of seven directors of The Lumpkin Family Foundation of which Ms. Celio disclaims beneficial ownership. These shares of Common Stock acquired upon conversion of the Series B Preferred Stock have been reflected in Ms. Celio’s Schedule 13D filings following the acquisition of the Series B Preferred Stock. No borrowed funds were used to acquire any of the above listed stock. Ms. Celio’s percentage of beneficial ownership of shares of Common Stock has decreased as a result of the Company’s mandatory conversion of its Series B Preferred Stock.

Item 4.	Purpose of Transaction.

Purchases of shares of Common Stock by Ms. Celio have been for investment purposes. Ms. Celio may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Ms. Celio has no present intention to sell any shares, she could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by her.

Except as set forth above, Ms. Celio does not have any plan or proposal which relates to any of the following matters:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Issuer.

(a) Ms. Celio’s total beneficial ownership amounts to 849,711 shares of Common Stock, or 11.9% of the outstanding shares.

(b)  Ms. Celio holds sole voting and investment power over the above shares of Common Stock; (i) 566,263 shares held individually; (ii) 123,213 shares obtainable through the conversion of 500 shares of Series C 8% Non-Cumulative Perpetual Convertible Preferred Stock (“Series C Preferred Stock”) of the Company, held individually. In her capacity as one of seven directors of The Lumpkin Family Foundation, Ms. Celio is reporting shared voting and investment power over (iii) 135,593 shares held by The Lumpkin Family Foundation and (iv) 24,642 shares of Common Stock obtainable through the conversion of 100 shares of Series C Preferred Stock held by The Lumpkin Family Foundation; however, Ms. Celio disclaims beneficial ownership of these 160,235 shares held by The Lumpkin Family Foundation.

(c)  During the past 60 days, Ms. Celio has effected no transactions in the Common Stock other than the following:

(i) On November 17, 2014, Ms. Celio acquired 92,506 shares of Common Stock upon the conversion of 400 shares of Series B Preferred Stock of the Company.

(ii) On November 17, 2014, Ms. Celio acquired in her capacity as director of The Lumpkin Family Foundation, 23,126 shares of Common Stock upon the conversion of 100 shares of Series B Preferred Stock of the Company. Ms. Celio disclaims beneficial ownership of these 23,126 shares.

(d) Other than the entities described in sub-items (a) & (b) above, to the knowledge of Ms. Celio, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Ms. Celio.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Celio and any person with respect to any securities of the issuer.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2014

/s/ Elizabeth L. Celio

Elizabeth L. Celio